

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 10, 2020

Alex Dunn
Chief Executive Officer
Executive Network Partnering Corporation
137 Newbury Street
7th Floor
Boston, MA 02116

      **Re: Executive Network Partnering Corporation**
          **Amendment No. 1 to Registration Statement on Form S-1**
          **Filed September 9, 2020**
          **File No. 333-248267**

Dear Mr. Dunn:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form S-1

Performance Shares, page 121

1.      We note your response to prior comment 3. On page 2 you disclose that ENPC was formed as a partnership among Paul Ryan, Solamere Capital, and Alex Dunn. Please clarify whether ENPC Holdings, LLC may have any potential conflicts of interest with you in approving a partnering transaction. For example, according to the terms of the performance shares ENPC Holdings, LLC must consent to an acquisition of any entity or business with assets at a purchase price greater than 10% or more of your total assets or an issuance of Class A shares in excess of 20% of your then outstanding Class A shares. Please disclose any conflicts of interest throughout the filing, including the risk factors, as appropriate.

<u>Part II. Information not Required in Prospectus</u>
<u>Item 16. Exhibits and Financial Statement Schedules</u>
<u>Exhibit 5.1, page II-6</u>

2.      Please delete clause (iii) in paragraph (2) of the legal opinion which assumes that appropriate corporate action has been taken to authorize the issuance and sale of the common stock.  For guidance, see Section II(B)(3)(a) of Staff Legal Bulletin No. 19 (CF) (October 14, 2011).

        You may contact William Demarest at 202-551-3432 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters.  Please contact Stacie Gorman at 202-551-3585 or Brigitte Lippmann at 202-551-3713 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction

cc:     Christian Nagler, Esq.